CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,960,000	$252.45

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933
Pricing Supplement dated April 11, 2014 (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$1,960,000 Notes Due April 29, 2015 Linked to the WisdomTree Japan Hedged Equity Fund Global Medium-Term Notes, Series A
General
•	Senior unsecured obligations of Barclays Bank PLC maturing April 29, 2015†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The Notes priced on April 11, 2014 (the “Pricing Date”) and are expected to issue on or about April 16, 2014 (the “Issue Date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	The WisdomTree Japan Hedged Equity Fund (Bloomberg ticker symbol “DXJ”) (the “Underlier”)
Payment at Maturity:
If the Final Underlier Value is greater than or equal to the Barrier Value, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note that will provide a return equal to the Underlier Return, subject to the Contingent Minimum Return and the Maximum Return, calculated as follows:

$1,000 + ($1,000 × the greater of (a) Contingent Minimum Return and (b) Underlier Return),
subject to the Maximum Return

If the Final Underlier Value is less than the Barrier Value, you will lose 1% of the principal amount of your Notes for every 1% that the Final Underlier Value is less than the Initial Underlier Value.  Under these circumstances, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return)

If the Final Underlier Value is less than the Barrier Value, the Notes will be fully exposed to the decline in the Underlier and you will lose some or all of your investment at maturity.  Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Maximum Return:
15.70%.   For example, if the Underlier Return is greater than or equal to 15.70%, you will receive the Maximum Return of 15.70%, which entitles you to the maximum payment at maturity of $1,157.00 per $1,000 principal amount Note.

Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Contingent Minimum Return:	0.00%
Barrier Value:	$38.11, which is 85.00% of the Initial Underlier Value
Initial Underlier Value:	$44.84, which is the closing price of the Underlier on the Pricing Date
Final Underlier Value:	The arithmetic average of the closing prices of the Underlier on the Averaging Dates (rounded to two decimal places)
Averaging Dates†:	April 20, 2015, April 21, 2015, April 22, 2015, April 23, 2015 and April 24, 2015 (April 24, 2015, the “Final Valuation Date”)
Maturity Date†:	April 29, 2015
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741UCB8 / US06741UCB89
†
The Averaging Dates and the Maturity Date are subject to postponement.  See “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date.

	Initial Issue Price1	Price to Public2	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$1,960,000	$1,960,000	$19,600	$1,940,400
1
Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is $976.00 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-13 of this pricing supplement.

2
The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%.  The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus supplement dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performance for the Underlier?

The following table and examples illustrate the hypothetical payment at maturity and hypothetical total return at maturity on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The table and examples set forth below reflect the Initial Underlier Value of $44.84 and the Barrier Value of $38.11 (85.00% of the Initial Underlier Value), and assume the Final Underlier Values as set forth below.  The actual Final Underlier Value will be the arithmetic average of the closing prices of the Underlier on the Averaging Dates.  Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The table and examples below do not take into account any tax consequences from investing in the Notes.

Final Underlier Value	Underlier Return	Payment at Maturity	Total Return on Notes
$80.71	80.00%	$1,157.00	15.70%
$76.23	70.00%	$1,157.00	15.70%
$71.74	60.00%	$1,157.00	15.70%
$67.26	50.00%	$1,157.00	15.70%
$62.78	40.00%	$1,157.00	15.70%
$58.29	30.00%	$1,157.00	15.70%
$53.81	20.00%	$1,157.00	15.70%
$51.88	15.70%	$1,157.00	15.70%
$51.57	15.00%	$1,150.00	15.00%
$49.32	10.00%	$1,100.00	10.00%
$47.08	5.00%	$1,050.00	5.00%
$44.84	0.00%	$1,000.00	0.00%
$42.60	-5.00%	$1,000.00	0.00%
$40.36	-10.00%	$1,000.00	0.00%
$38.11	-15.00%	$1,000.00	0.00%
$35.87	-20.00%	$800.00	-20.00%
$31.39	-30.00%	$700.00	-30.00%
$26.90	-40.00%	$600.00	-40.00%
$22.42	-50.00%	$500.00	-50.00%
$17.94	-60.00%	$400.00	-60.00%
$13.45	-70.00%	$300.00	-70.00%
$8.97	-80.00%	$200.00	-80.00%
$4.48	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: The value of the Underlier increases from the Initial Underlier Value of $44.84 to a Final Underlier Value of $58.29, resulting in an Underlier Return of 30.00%.

Because the Final Underlier Value is greater than or equal to the Barrier Value and the Underlier Return exceeds the Maximum Return of 15.70%, the investor receives a payment at maturity of $1,157.00 per $1,000 principal amount Note, which is the maximum payment on the Notes.

The total return on the Notes is 15.70%, which is the Maximum Return.

Example 2: The value of the Underlier increases from the Initial Underlier Value of $44.84 to a Final Underlier Value of $49.32, resulting in an Underlier Return of 10.00%.

Because the Final Underlier Value is greater than or equal to the Barrier Value, the Underlier Return is greater than the Contingent Minimum Return but is less than the Maximum Return and the Underlier Return is 10.00%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Underlier Return)

$1,000 + ($1,000 × 10.00%) = $1,100.00

The total return on the Notes is 10.00%.

Example 3: The value of the Underlier decreases from the Initial Underlier Value of $44.84 to a Final Underlier Value of $40.36, resulting in an Underlier Return of -10.00%.

Because the Final Underlier Value is greater than or equal to the Barrier Value and the Underlier Return is less than the Contingent Minimum Return, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Contingent Minimum Return)
$1,000 + ($1,000 × 0.00%) = $1,000.00

The total return on the Notes is 0.00%.

Example 4: The value of the Underlier decreases from the Initial Underlier Value of $44.84 to a Final Underlier Value of $22.42, resulting in an Underlier Return of -50.00%.

Because the Final Underlier Value is less than the Barrier Value and the Underlier Return is -50.00%, the investor receives a payment at maturity of $500.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Underlier Return)
$1,000 + ($1,000 × -50.00%) = $500.00

The total return on the Notes is -50.00%.

Selected Purchase Considerations

•
Market Disruption Events and Adjustments — The Averaging Dates, Maturity Date, payment at maturity and the Reference Asset are subject to adjustment as described in the following sections of the prospectus supplement:

o
For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities.”  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date; and

o
For a description of further adjustments that may affect the Underlier and events that may result in the acceleration of the maturity date, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds.”

•
Tax Consequences — You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement.  The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.  The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as prepaid forward contracts with respect to the Underlier.  Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the original issue price.  The Notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the Notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the Notes’ term.  Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Notes.  Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the Notes described above, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected.  In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders—Additional Tax Consideration

We do not believe that payments on the Notes to non-U.S. holders are subject to the Section 871(m) withholding tax described under the heading “—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o	“Risk Factors — Risks Relating to All Securities”;
o	“Risk Factors — Additional Risks Relating to Notes Which Pay No Interest”;
o	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;
o	“Risk Factors — Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;
o	“Risk Factors — Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Value”; and
o
“Risk Factors — Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks discussed under the headings above, you should consider the following:

•
You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity.  If the Final Underlier Value is less than the Barrier Value, you will lose 1% of the principal amount of your Notes for every 1% that the Final Underlier Value is less than the Initial Underlier Value.  Accordingly, if the Final Underlier Value is less than the Barrier Value, the Notes will be fully exposed to the decline in the Underlier and you will lose some or all of your investment at maturity.

•
Your Maximum Gain on the Notes Is Limited to the Maximum Return — Any positive return on your Notes will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Underlier, which may be significant.  We refer to this percentage as the Maximum Return, which is equal to 15.70%.

•
Credit of Issuer — The Notes are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•
Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity.  Although the Notes provide for the repayment of your principal at maturity if the Final Underlier Value is greater than or equal to the Barrier Value, if you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the value of the Underlier is above the Barrier Value.  See “Many Economic and Market Factors Will Impact the Value of the Notes.”

•	No Interest Payments — As a holder of the Notes, you will not receive interest payments.

•
Owning the Notes Is Not the Same as Owning the Underlier — The return on your Notes may not reflect the return you would realize if you actually owned the Underlier.  For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends, or any other distributions or other rights that holders of the Underlier or the securities held by the Underlier would have.

•
Lack of Liquidity — The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•
The Currency Hedge Strategy Employed by the Underlier May Not Sufficiently Reduce Its Exposure to Currency Fluctuations — The value of the Underlier is related to the U.S. dollar value of equity securities that trade in Japanese yen.  The Underlier attempts to mitigate the impact of currency fluctuations on its performance by entering into forward currency contracts or futures contracts designed to offset its exposure to the Japanese yen.  The notional amount of forward contracts and futures contracts entered into by the Underlier is based on the aggregate exposure of the Underlier to the Japanese yen.  However, this approach may not eliminate the exposure of the Underlier to the Japanese yen.  The return of the forward currency contracts and currency futures contracts may not offset the actual fluctuations between the Japanese yen and the U.S. dollar.  As a result, the holders of the Notes are likely to be exposed to some currency exchange rate risk with respect to the Japanese yen.  Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, such currency, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region.  An investor’s net exposure will depend on the extent to which the currency hedge strategy employed by the Underlier is able to mitigate currency fluctuations and the extent to which the Japanese yen strengthens or weakens against the U.S. dollar.  If the U.S. dollar strengthens against the Japanese yen, the price of the Underlier could be adversely affected and the payment at maturity on the Notes could be reduced.

•
The Performance of the Underlier Will Not Likely Benefit from the Appreciation of the Japanese Yen Relative to the U.S. Dollar — The Underlier’s currency hedge strategy will likely result in lower returns in the Underlier than an equivalent unhedged investment in securities trading in Japanese yen when the Japanese yen is rising relative to the U.S. dollar.  Consequently, the weakening of the U.S. dollar relative to the Japanese yen is not expected to have a positive impact on the Underlier (as compared to returns of such an equivalent unhedged investment).

•
Non-U.S. Securities Markets Risk — The securities held by the Underlier are issued by non-U.S. companies in non-U.S. securities markets. These securities may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Underlier, such as the Notes. Also, the public availability of information concerning the issuers of the securities held by the Underlier will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the securities held by the Underlier may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

•
Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes — The performance of the Underlier does not fully replicate the performance of the Underlying Index, and the Underlier may hold securities not included in the Underlying Index.  The value of the Underlier to which your Notes are linked is subject to:

o	Management risk. This is the risk that the investment strategy for the Underlier, the implementation of which is subject to a number of constraints, may not produce the intended results.
o
Derivatives risk. The Underlier may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps.  A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index.  Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Underlier’s losses, and, as a consequence, the return on your Notes may be less than if the Underlier invested only in conventional securities.

•
The Underlier May Underperform the Underlying Index — The performance of the Underlier may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the Underlier will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the Underlier may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Underlier, differences in trading hours between the Underlier and the Underlying Index or due to other circumstances. Because the payment due at maturity of your Notes is linked to the performance of the Underlier and not the Underlying Index, the return on your Notes may be less than that of an alternative investment linked directly to the Underlying Index.

•
Antidilution Adjustments — For certain events affecting the Underlier, the Calculation Agent may make adjustments to the amounts payable on the Notes.  However, the Calculation Agent will not make such adjustments in response to all events that could affect the Underlier.  If an event occurs that does not require the Calculation Agent to make such adjustments, the value of the Notes may be materially and adversely affected.  In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the Calculation Agent, which will be binding on you absent manifest error.  You should be aware that the Calculation Agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the prospectus supplement as necessary to achieve an equitable result.

•
The Payment at Maturity on Your Notes Is Not Based on the Value of the Underlier at Any Time Other Than the Averaging Dates — The Final Underlier Value and the Underlier Return will be based solely on the closing price of the Underlier on the Averaging Dates relative to the Initial Underlier Value (subject to adjustments as described in the prospectus supplement).  Therefore, if the value of the Underlier drops precipitously on one or more of the Averaging Dates, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the value of the Underlier at a time prior to such drop or after the value of the

Underlier has recovered.  Although the value of the Underlier on the Maturity Date or at other times during the life of your Notes may be higher than the closing price on the Averaging Dates, you will not benefit from the value of the Underlier at any time other than on the Averaging Dates.

•
Suitability of the Notes for Investment — You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus.  Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlier on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlier;
o	the time to maturity of the Notes;
o	the dividend rate on the Underlier;
o	interest and yield rates in the market generally;
o	the exchange rates of the U.S. dollar relative to the currencies in which the securities held by the Underlier trade;
o	supply and demand for the Notes;
o	a variety of economic, financial, political, regulatory or judicial events; and
o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•
The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•
The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•
The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•
The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•
We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•
The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of ownership and disposition of the Notes could be materially and adversely affected.

Even if the treatment of the notes is respected, the IRS may assert that the Notes constitute “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case gain recognized in respect of the Notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the Notes’ term.  Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Notes.

In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  You should review carefully the sections of the accompanying prospectus supplement entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Information about the Underlier

We have derived all information contained in this pricing supplement regarding the WisdomTree Japan Hedged Equity Fund (the “Fund”) from the Fund’s current prospectus dated August 1, 2013, as revised on February 1, 2014 and supplemented on March 31, 2014, and other publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, the WisdomTree Trust and WisdomTree Asset Management, Inc. (“WisdomTree”).  The Fund is an investment portfolio managed by WisdomTree, the investment advisor to the Fund and by Mellon Capital Management Corporation (“Mellon Capital”), the sub-advisor to the Fund.  The Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “DXJ.”

The WisdomTree Trust is a registered investment company that consists of numerous separate investment portfolios.  Information provided to or filed with the SEC by the WisdomTree Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-132380 and 811-21864, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding the WisdomTree Trust, WisdomTree, Mellon Capital and the Fund, please see the Fund’s prospectus.  In addition, information about the Fund, WisdomTree and Mellon Capital may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Fund’s website at http://www.wisdomtree.com/etfs.  Information contained in the Fund’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The Fund seeks investment results that generally correspond to the price and yield performance, before fees and expenses, of the WisdomTree Japan Hedged Equity Index (the “Underlying Index”).  The Underlying Index is designed to provide exposure to certain dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange while at the same time attempting to mitigate exposure to fluctuations of the Japanese yen movements relative to the U.S. dollar through exposures to the 1-month forward currency exchange rate between the Japanese yen and the U.S. dollar.  See “The WisdomTree Japan Hedged Equity Index” below for more information about the Underlying Index.

The Fund employs a “passive management” — or indexing — investment approach designed to track the performance of the Underlying Index.  The Fund attempts to invest all, or substantially all, of its assets in the component securities that make up the Underlying Index.  The Fund generally uses a representative sampling strategy to achieve its investment objective, meaning it generally will invest in a sample of the component securities in the Underlying Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Underlying Index as a whole.  Under normal circumstances, at least 95% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Underlying Index.  To the extent the Underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent.

As of April 10, 2014, the Fund held securities of Japanese companies in the following industry sectors: Industrials (26.51%), Consumer Discretionary (22.18%), Information Technology (16.19%), Health Care (10.16%), Materials (9.21%), Consumer Staples 9.21%) and Financials (6.49%).  The Fund also may invest its assets in cash and cash equivalents, as well as in shares of other investment companies, forward contracts, futures contracts, options on futures contracts, options and swaps.

Currency exposure

To mitigate the currency risk resulting from the Fund’s exposure to the Japanese yen, the Fund may enter into forward currency contracts or futures contracts.  The amount of forward contracts and futures contracts in the Fund is based on the aggregate exposure of the Fund to the Japanese yen.  This currency mitigation approach may not offset the actual fluctuations between the Japanese yen and the U.S. dollar and as a result, may not eliminate the currency risk resulting from the Fund’s exposure to the Japanese yen.  A decline in the value of the Japanese yen relative to the U.S. dollar could result in a decline in the value of the Fund and, therefore, could result in a loss in your investment in the Notes.

The WisdomTree Japan Hedged Equity Index

We have derived all information contained in this pricing supplement regarding the Underlying Index from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, Wisdom Tree Investments, Inc. (“WTI”).

The Underlying Index is a stock index calculated, published and disseminated by WTI, and is designed to provide exposure to a segment of the Japanese equity markets while at the same time attempting to mitigate exposure to fluctuations of the Japanese yen relative to the U.S. dollar.  The Underlying Index consists of dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange that derive less than 80% of their revenue from sources in Japan.  By excluding companies that derive 80% or more of their revenue from Japan, the Underlying Index is concentrated on dividend-paying companies with a more significant non-Japan revenue base.  The companies included in the Underlying Index typically have greater exposure to the value of global currencies and, in many cases, their business prospects historically have improved when the value of the Japanese yen has declined and have weakened when the value of the Japanese yen has increased.  The Underlying Index is a currency hedged version of the WisdomTree Japan Dividend Index (the “WJD Index”), and the selection and weighting methodology for the Underlying Index is identical to the selection and weighting methodology used for the WJD Index.

Selection Criteria

To be eligible for inclusion in the Underlying Index, component companies must meet the following eligibility requirements established by WTI: (i) payment of at least $5 million in cash dividends on common shares in the annual cycle prior to the annual rebalance of the Underlying Index; (ii) market capitalization of at least $100 million as of the rebalance of the Underlying Index; (iii) average daily dollar volume of at least $100,000 for the three months preceding the rebalance of the Underlying Index; and (iv) trading of at least 250,000 shares per month for each of the six months preceding the rebalance of the Underlying Index.

Companies are weighted in the Underlying Index based on annual cash dividends paid.  At the time of the annual rebalance of the Underlying Index, the maximum weight of any single security in the Underlying Index is capped at 5% and the maximum weight of any one sector in the Underlying Index is capped at 25%.  In response to market conditions, security and sector weights may fluctuate above the specified cap between annual rebalance of the Underlying Index dates.  WTI, as index provider, currently uses Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to define companies in each sector.  The following sectors are included in the Underlying Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities.  A sector is comprised of multiple industries. For example, the energy sector is comprised of companies in, among others, the natural gas, oil and petroleum industries.

Index Calculation

The Underlying Index is a currency hedged version of the WJD Index.  The index values of the WJD Index are calculated by aggregating the sum of the product of number of stocks in the Underlying Index for a component company, the price of such stock and the cross rate of the Japanese yen against the U.S. dollar.  This value is then adjusted by a divisor.  By adjusting the divisor, the index value retains its continuity before and after changes in the market capitalization of the Underlying Index due to changes in composition, weighting or corporate actions.

The WJD Index is calculated whenever the New York Stock Exchange is open for trading.  If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent computations of the WJD Index until trading resumes.  If trading is suspended before the opening, the adjusted closing price of the stock from the previous day is used to calculate the WJD Index.  Until a particular stock opens, its adjusted closing price from the previous day is used in the computation of the WJD Index.

The Underlying Index is a currency hedged version of the WJD Index, and the Underlying Index is designed to approximate the investable return available to U.S. based investors that attempts to mitigate currency fluctuations as a source of the international index return.

The Underlying Index is calculated on a daily basis and it uses to a WM/Reuters 1-month forward rate to mitigate the effects of currency fluctuations.  The precise calculation for the daily hedged currency index is as follows:

WT _ Hedged1=WT _ Hedged0 *(	WT _ Unhedged1	+ HedgeRet1)
WT _Unhedged0

HedgeRet1 =	Spot Ratem0	Spot Ratem0

	Forward Ratem0	Spot Ratemd + (	D - d	)*(Forward Ratemd - Spot Ratemd)
D

Where:
•	Forward Rate = WM/Reuters 1-month forward rate in non-U.S. currency per U.S. dollar
•	Spot Rate = Spot Rate in non-U.S. currency per U.S. dollar.
•	For each month m, there are d= 1, 2, 3, … D calendar days so “md” is day d for month m and “m0” is the last day of month m-1.
•	D = total number of days in month m

Weighting

The Underlying Index is a modified capitalization-weighted index that employs a transparent weighting formula to magnify the effect that dividends play in the total return of such index.  The initial weight of a component in the Underlying Index at the annual reconstitution is derived by multiplying the U.S. dollar value of the annual dividend per share of the company by the number of common shares outstanding for that company (the “Cash Dividend Factor”).  Special dividends are not included in the computation of weights of the Underlying Index.  The Cash Dividend Factor is calculated for every component in the Underlying Index and then summed.  The weight of each component, at the International Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Underlying Index.  The International Weighting Date is the date on which component weights are set and it occurs immediately after the close of trading on the third Wednesday of June.  New component weights take effect before the opening of trading on the first Monday following the third Friday of June (the “International Reconstitution Date”).

The weighting of the Underlying Index will be modified in the event of the following weighting modification events:

(i)
The maximum weight of any individual component security is capped at 5% on the annual rebalance prior to the introduction of sector caps.  The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

(ii)	Where a sector achieves a weight that is greater than or equal to 25% of the Underlying Index, weight of companies will be proportionally reduced to 25% as of the annual screening date.
(iii)
Where the collective weight of the component securities of the Underlying Index whose individual current weights are greater than or equal to 5.0% of the Underlying Index is greater than or equal to 50.0% of the Underlying Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Underlying Index at the close of the current calendar quarter.  All other components in the Underlying Index will also be rebalanced to reflect their relative weights before the adjustment.

Dividend Treatment

Normal dividend payments are reinvested and accounted for in the calculation of the index value of the Underlying Index.  However, special dividends that are not reinvested in the Underlying Index require index divisor adjustments.

Maintenance of the Underlying Index

Index maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions.  Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the number of stocks of such constituent included in the Underlying Index and the stock prices of the component companies in the Underlying Index.  Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the number of stocks of such constituent included in the Underlying Index or in the stock prices of the component companies in the Underlying Index.  Other corporate actions, such as special dividends and entitlements, may require index divisor adjustments.  Any corporate action, whether it requires index divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions.  Whenever possible, changes to the components of the Underlying Index, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

Index Divisor Adjustments

Changes in the market capitalization of the Underlying Index due to changes in composition, weighting or corporate actions result in a divisor change to maintain the continuity of the Underlying Index.  Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date.  In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter.  For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Historical Information

The following table sets forth the quarterly high and low closing prices for the Underlier, based on daily closing prices as reported by Bloomberg, without independent verification.  The closing price of the Underlier on April 11, 2014 was $44.84.  The historical performance of the Underlier should not be taken as an indication of the future performance of the Underlier during the term of the Notes, including on the Averaging Dates.  These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter Begin	Quarter End	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)
1/1/2008	3/31/2008	$50.80	$46.12	$48.49
4/1/2008	6/30/2008	$53.18	$47.72	$49.09
7/1/2008	9/30/2008	$48.70	$40.38	$42.35
10/1/2008	12/31/2008	$42.15	$30.62	$39.39
1/1/2009	3/31/2009	$38.70	$28.75	$32.78
4/1/2009	6/30/2009	$38.92	$33.13	$37.97
7/1/2009	9/30/2009	$41.72	$37.23	$40.60
10/1/2009	12/31/2009	$40.60	$37.35	$39.33
1/1/2010	3/31/2010	$42.74	$39.90	$42.24
4/1/2010	6/30/2010	$42.88	$35.57	$35.64
7/1/2010	9/30/2010	$37.19	$34.73	$36.02
10/1/2010	12/31/2010	$38.74	$34.55	$38.17
1/1/2011	3/31/2011	$41.21	$33.50	$36.87
4/1/2011	6/30/2011	$37.23	$34.39	$36.14
7/1/2011	9/30/2011	$37.06	$31.56	$32.52
10/1/2011	12/31/2011	$33.06	$30.49	$31.34
1/1/2012	3/31/2012	$37.02	$31.40	$36.90
4/1/2012	6/30/2012	$36.71	$30.08	$33.18
7/1/2012	9/30/2012	$33.42	$30.34	$31.62
10/1/2012	12/31/2012	$36.88	$30.77	$36.88
1/1/2013	3/31/2013	$44.23	$36.66	$43.18
4/1/2013	6/30/2013	$52.91	$40.82	$45.61
7/1/2013	9/30/2013	$49.48	$43.89	$47.93
10/1/2013	12/31/2013	$50.84	$45.31	$50.84
1/1/2014	3/31/2014	$50.43	$45.07	$47.34
4/1/2014	4/11/2014*	$48.13	$44.84	$44.84

* Information for the second calendar quarter of 2014 includes data for the period from April 1, 2014 through April 11, 2014.  Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2014.

The graph below illustrates the performance of the Underlier from January 2, 2008 to April 11, 2014, based on the daily closing price of the Underlier.  We obtained the closing prices below from Bloomberg, without independent verification.  Historical performance of the Underlier is not an indication of future performance.  Future performance of the Underlier may differ significantly from historical performance, and no assurance can be given as to the closing price of the Underlier during the term of the Notes, including on any of the Averaging Dates.  We cannot give you assurance that the performance of the Underlier will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Pricing Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the Issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of January 14, 2014, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on January 14, 2014, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated January 14, 2014, which has been filed as an exhibit to the report on Form 6-K referred to above.